600 TRAVIS HOUSTON, TX 77002 PHONE: (281) 840-4000 FAX: (281) 840-4001

July 26, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	John Reynolds
Assistant Director

Re:	Riviera Resources, LLC
Registration Statement on Form S-1
File No. 333-225927

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Riviera Resources, LLC, a Delaware limited liability company (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-225927, as amended (the “Registration Statement”), to 4:30 p.m., Eastern Time, on Thursday, July 26, 2018, or as soon thereafter as practicable.

Please contact Julian Seiguer, P.C., of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3334, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely, RIVIERA RESOURCES, LLC

By:	/s/ Holly Anderson
Name:	Holly Anderson
Title:	Executive Vice President and General Counsel